[redacted]

14041904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradespot Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13900 SW 24th Street
(No. and Street)

Davie	FL	33325
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Beloyan — 954-916-3899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bongiovanni & Associates, C.P.A.'s
(Name – *if individual, state last, first, middle name*)

19720 Jettron Road 3rd Floor	Cornelius	NC	28031
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TZ 11/13/14

DD 11/17/14

OATH OR AFFIRMATION

I, Mark Beloyan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tradespot Markets Inc., as of December 13, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JOHANNA V. PEREZ
Notary Public, State of Florida
Commission # EE 882617
My comm. expires Mar. 11, 2017

M A Beloyan 1/31/14

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradespot Markets Inc.

Audited Financial Statements

And Report of Independent Registered

Public Accounting Firm

December 31, 2013

Tradespot Markets Inc.

Table of Contents

December 31, 2013

BONGIOVANNI & ASSOCIATES, C.P.A.'s
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031 (USA)

Independent Auditor's Report

The Board of Directors
Tradespot Markets Inc.:

We have audited the accompanying financial statements of Tradespot Markets Inc. ("The Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, which due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depended on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the

financial position of Tradespot Markets Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with the accounting principles generally accepted in the United States of America.

Bongiovanni & Associates, C.P.A.'s

Cornelius, North Carolina
January 24, 2014

TRADESPOT MARKETS INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CASH	$	479
CASH ON DEPOSIT WITH CLEARING BROKER-DEALER		15,000
COMMISSION RECEIVABLE		16,686
OTHER		1,753
OFFICE EQUIPMENT, NET OF $17,974 IN ACCUMULATED DEPRECIATION		-0-
TOTAL ASSETS	$	33,918

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	6,767
TOTAL LIABILITIES		6,767
COMMON STOCK - PAR VALUE $1.00 PER SHARE, 10,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING		100
ADDITIONAL PAID-IN CAPITAL		56,230
RETAINED DEFICIT		(29,179)
TOTAL STOCKHOLER'S EQUITY		27,151
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	33,918

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES:		
COMMISSIONS	$	194,217
COMMISSIONS RISKLESS PRINCIPAL		174,130
INTEREST INCOME		2,124
TOTAL REVENUES		370,471
EXPENSES:		
COMMISSIONS		64,298
CLEARING FEES AND COSTS		18,708
MARKETING EXPENSES - RELATED PARTY		66,300
MEALS AND ENTERTAINMENT - OTHER		5,040
TELEPHONE AND COMMUNICATIONS		13,154
PROFESSIONAL FEES		14,922
OFFICE EXPENSES		5,150
TRAVEL AND TRANSPORTATION		16,690
LICENSES AND REGISTRATION		6,958
QUOTES AND RESEARCH		3,266
UTILITIES		3,789
POSTAGE		400
DUES AND SUBSCRIPTIONS		495
INSURANCE		1,133
BANK CHARGES		10
OFFICE SUPPLIES		296
AUTOMOBILE		6,892
SIPC		1,093
PUBLICATIONS		55
COMPUTER		250
TOTAL EXPENSES		228,899
NET INCOME	$	141,572

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCES - BEGINNING OF YEAR	$ 100	$ 56,230	$ (30,751)	$ 25,579
NET INCOME FOR THE YEAR	-0-	-0-	141,572	141,572
SHAREHOLDER DISTRIBUTIONS	-0-	-0-	(140,000)	(140,000)
BALANCES - END OF YEAR	$ 100	$ 56,230	$ (29,179)	$ 27,151

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

TRADESPOT MARKETS INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:		
NET INCOME	$	141,572
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
(INCREASE) IN COMMISSIONS RECEIVABLE		(7,909)
DECREASE IN OTHER ASSETS		(1,243)
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES		3,974
NET CASH PROVIDED BY OPERATING ACTIVITIES		136,394
CAHS FLOWS USED IN FINANCING ACTIVITIES:		
DISTRIBUTIONS TO SHARHOLDER		(140,000)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		(140,000)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(3,606)
CASH AT BEGINNING OF YEAR		19,085
CASH AT END OF YEAR	$	15,479

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR
ENDED DECEMBER 31, 2013

NOTE 1- NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Tradespot markets Inc is a registered general securities broker-dealer which acts as a non-clearing introducing broker. The company does not hold funds or securities for customers and does not carry accounts of, or for customers.

Revenue Recognition- Income is derived from trades introduced to the clearing broker, who completes the transaction with the customer and subsequently remits the commission to the introducing broker. Income from the securities transactions and related expenses are recorded on the trade date. Revenues are concentrated with one particular individual.

The company has entered into a clearing agreement with COR Clearing FKA Legent Clearing LLC (hereafter referred to as "COR") whereby COR clears transactions on a fully disclosed basis for the customers of Tradespot Markets Inc. in accordance with this agreement, the company is required to maintain a minimum deposit of $15,000 with COR. The company considers their clearing deposit balance with COR to be a cash equivalent in the statement of cash flows.

Office equipment is recorded at cost. The company provides for depreciation using the straight line method over the estimated useful life of five years. Depreciation expense amounted to $-0- for the year ended December 31, 2013, as it was fully depreciated in prior years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes that any difference would be immaterial to the financial statements as a whole.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of the SEC under rule 15c3-1, the company is required to maintain a minimum net capital defined under such rule. At December 31, 2013, the Company had net capital of $25,398 or an excess of $20,398 over the minimum required net capital of $5,000. In addition, the aggregate indebtedness as defined cannot exceed 1,500% of net capital. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was .27 to 1. The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 3 - INCOME TAXES

The Company, with the consent of its shareholder, has elected under the internal revenue code to be an S corporation effective January 8, 1992 (the date of inception) in lieu of corporation income taxes, the shareholder of an S corporation is taxed individually on their proportionate share of the company's taxable income or loss. Therefore, no provision for federal or state income taxes has been included in these financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

On January 3, 2012, the Company entered into an agreement with its sole shareholder and a related party company owned by the sole shareholder's wife that provides for the allocation of certain business and operating expenses. The Company operates from the residence of its sole shareholder and agrees to share costs associated with operating on such premises. The Company agreed to remit payment monthly for one-third of the electric utilities.

The Company is also a party to an agreement with a related party company owned by the shareholder's wife which provides for a monthly retainer commitment to such party of $1,000 in exchange for yacht marketing services.

During the year ended December 31, 2013, the Company paid a related party that is owned by the sole shareholder's wife $66,300 in marketing expenses.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 6 – SUBSEQUENT EVENTS

We have evaluated events and transactions that occurred through January 24, 2014, the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures shown, we did not identify any events or transactions that should be recognized or disclosed in the accompanying financial statements.

TRADESPOT MARKETS INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

TOTAL OF STOCKHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	27,151
DEDUCT NON-ALLOWABLE ASSETS		(1,753)
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		25,398
HAIRCUTS ON SECURITY POSITIONS		-0-
NET CAPITAL	$	25,398
MINIMUM NET CAPITAL REQUIREMENT- MINIMUM DOLLAR NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL	$	20,398
COMPUTATION OF AGGREGATE INDEBTEDNESS		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	6,767
OTHER AGGREGATE INDEBTEDNESS		-0-
TOTAL AGGREGATE INDEBTEDNESS	$	6,767
RATIO OF AGGREGATE INDEBTEDNESS		0.27 TO 1

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO RULE 17A-5 (d) (2) —
SUBORDINATED DEBT DECEMBER 31, 2013

The Company had no liabilities subordinated to claims of general creditors at December 31, 2013. In addition, there were none in existence during the year ended December 31, 2013.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2013

At December 31, 2013, the Company was exempt from reporting information for reserve requirements under rule 15c3-3 as no customer funds or securities are held by the Company.

TRADESPOT MARKETS INC.
STATEMENT PURSUANT TO INFORMATION
RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
DECEMBER 31, 2013

At December 31, 2013, the Company was in compliance with the conditions of exemption from reporting information relating to possession or control requirements under rule 15c3-3 paragraph (K (2) (ii) of that rule as no securities of or for customers are held by the Company.

TRADESPOT MARKETS INC.
COMPUTATION FOR DETERMINATION OF RESERVE
STATEMENT PURSUANT TO SEC RULE 17a-5 (d) (4)
DECEMBER 31, 2013

A reconciliation between the computation of net capital under rule 15c3-1 included in these audited financial statements and the computation included the respondent's corresponding unaudited form X-17A-5, part ii focus report filing at December 31, 2013 is as follows:

Net capital as reported in the Company's form X-17A-5, part IIA (unaudited) focus report and net capital as reported in the Company's audited financial statements and net capital in the audited financial statements... ... ... $ 25,398

BONGIOVANNI & ASSOCIATES, C.P.A.'s
19720 Jetton Road, 3rd Floor
Cornelius, North Carolina 28031 (USA)

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Tradespot Markets Inc.:

In planning and performing our audit of the financial statements of Tradespot Markets Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15v3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Broad of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this reaposnibil1ty, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of their design and operation may deteriorate.

A *deficiency in internal* control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less serve than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose describes in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the Broad of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bongiovanni & Associates, C.P.A.'s

Cornelius, North Carolina

January 24, 2014